INVEST IN **BUSINESSONBOT (YC W21)**

Automated sales and user acquisition on WhatsApp for businesses in India



Automated sales and user acquisition on WhatsApp for businesses in India

- **Shopify** on WhatsApp for D2C brands and SMBs

- $3,000 MRR for March, $8,000 for April (booked)

- **$6B market opportunity** in India (30M SMB's * $180/year)

- Global parallel: **Youzan (WeChat Store SaaS)** in China ($50B)

- All founders are technology graduates from **IIT Madras**

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businessonbot.com   Dover DE | Software | Technology | Advertising | Artificial Intelligence | Marketplace |

OVERVIEW   UPDATES   WHAT PEOPLE SAY 5   ASK A QUESTION 9

Highlights

1. 📈 Growing at 25% WoW in MRR; $8,000 in booked MRR since we launched in Jan '21

2. ✨Avg. 3X revenue growth in a quarter for our clients with 90% reduction in user acquisition cost

3. 🇮🇳 Currently operating in India; $6B total addressable market

4. 🤝Partnerships with 25 DTC brands like 1mg, Auric, Biggro etc and booked onboarding 80 brands & 2000 SMBs in 6 weeks

5. 💪 Founding team are graduates from IIT Madras. Mohit (CEO) worked as PM in a leading brand on their WhatsApp initiative

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Our Team



Mohit Kumar   CEO

Worked as PM at Kotak Bank on WhatsApp channel (Acquired ~1 Million users in 6 months on WhatsApp channel) (2017-2020)



Aditya Chintapalli   COO

Worked in SaaS start-up helping D2C brands in Amazon commerce space (2018-20),



JP Morgan (2017-18)



Kirushanth Kumar CPO

Worked as PM at Kotak Bank on vernacular voice based AI initiatives (2018-2020)

SEE MORE

Pitch



BusinessOnBot
Youzan
(WeChat SaaS)
on WhatsApp
Businessonbot aims to help 30 million SMBs & brands in India acquire WhatsApp users and sell to them in their local language. We do this by offering WhatsApp storefront and attribution based marketing.
Backed by Y Combinator
www.businessonbot.com
Burger Shop
Hello
Welcome to Burger Shop
What do you want to eat today?
For example say
I want chicken popcorn and burger
Get me pasta and coke
Regular non veg meal
Type a message

BusinessOnBot

India is a country of 1.3 billion people, of which 490 million are already there on WhatsApp...

... but still no one has been able to help D2C brand or SMBs, effectively acquire users on WhatsApp

The Problem



BusinessOnBot

Businesses are **not able to**

- **directly interact** and **create a loyal user base**

- **save 25%+ margins** in aggregator commission

- **reach vernacular / digitally inactive users** in regional parts of India

Insight : 90% reduction of acquisition cost

BusinessOnBot

Using referral campaign on WhatsApp, businesses reduced
user acquisition cost to $ 0.014

More than **90%** reduction from current paid channel (**$4**)

Case study : *WhatsApp referrals*

Growing at 25% W-o-W in MRR

BusinessOnBot

- Launched in Jan-end & on-boarded **25** brands in **1 month.**
- **$3,000** MRR for March, **$8,000** for April (booked).



W-o-W revenue growth
MRR (USD)
2500
2000
1500
1000
500
0
$ 300
$ 500
$ 800
$ 1100
$ 60
$ 1500
$ 120
$ 2000
$ 360
Jan (Week 4)
Feb (Week 1)
Feb (Week 2)
Feb (Week 3)
Feb (Week 4)
March (Week 1)
Week
D2C brands
SMBs

$ 8,000 in booked MRR

BusinessOnBot

Strategic Partnerships with discovery platforms



BusinessOnBot
DO YOUR THNG
Brand discovery: Influencer company
80 D2C Brands
BusinessOnBot
MBG CARD
DIGITAL BHARAT KA APNA BUSINESS
SMB discovery platform
2000 SMBs

Insight : Voice AI is critical on WhatsApp

BusinessOnBot

70% of vernacular users use voice on
WhatsApp to consume services

Accuracy in transcription : **99%**

Case study : *Vernacular voice AI*

Differentiator



BusinessOnBot

Competitive Advantage

- Matured vernacular **voice AI in low resource language** is needed to acquire regional users
  Eg: Hindi, Tamil, Malayalam etc.

- Driving customer acquisition and sales by **understanding consumer behaviour**

Global Parallel : WeChat SaaS in China

$ 7 billion
in transaction volume
via WeChat mini programs to
drive sales and user acquisition for businesses

Eg: Youzan and Weimob

Growth in orders on WhatsApp

A Healthcare brand

	Sessions	Interaction	Exit
Month 1	127	226	0.99%
Month 2	797	1509	0.62%
Month 3	1141	3521	0.82%

*E-commerce flow for Healthcare Products